Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2016 Results

Guelph, Ontario, March 21, 2017 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the fourth quarter and full year ended December 31, 2016.

Fourth Quarter 2016 Highlights

•                  Total solar module shipments set a record high at 1,612 MW, of which 1,581 MW were recognized in revenue, compared to 1,161 MW recognized in revenue in the third quarter of 2016, and fourth quarter 2016 guidance in the range of 1,400 MW to 1,500 MW.

•                  Net revenue was $668.4 million, compared to $657.3 million in the third quarter of 2016, and fourth quarter 2016 guidance in the range of $600 million to $750 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 6.6% compared to 10.4% in the third quarter of 2016.

•                  Gross margin was 7.3% including an anti-dumping and countervailing duties (AD/CVD) true-up provision of $44.1 million associated with the prior years’ module sales. If excluding this charge, the gross margin would be 13.9%, compared to 17.8% in the third quarter of 2016, and fourth quarter guidance in the range of 11.0% to 16.0%.

•                  Net loss attributable to Canadian Solar was $13.3 million, or $0.23 per diluted share, compared to net income of $15.6 million, or $0.27 per diluted share, in the third quarter of 2016.

•                      Non-GAAP adjusted net income attributable to Canadian Solar, which is adjusted to exclude the AD/CVD true-up provision of $44.1 million, net of income tax effect, was $14.2 million, or $0.24 per diluted share, in the fourth quarter of 2016. (For a reconciliation of GAAP to non-GAAP results, see accompanying tables “Reconciliation of U.S. GAAP to Non-GAAP Financial Measures.”)

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.01 billion, compared to $986.0 million at the end of the third quarter of 2016.

•                  Net cash used in operating activities was approximately $109.3 million, compared to net cash used in operating activities of $205.7 million in the third quarter of 2016.

•                  During the quarter the Company completed the sale of two solar power plants in Canada for over C$152.5 million ($115 million) and two solar power plants in China for RMB223.5 million ($32.2 million). The Company completed three additional solar power plant sales in Canada for over C$257 million ($195.32 million) on February 1, 2017.

•                  The Company’s portfolio of operating solar power plants was 1,195.5 MWp as of February 28, 2017, with an estimated total resale value of approximately $1.6 billion.

Full Year 2016 Results

•                  Total solar module shipments set a record high at 5,232 MW in 2016, compared to 4,706 MW in 2015, with 5,204 MW recognized in revenue in 2016, compared to 4,384 MW recognized in revenue in 2015, and full year 2016 guidance in the range of 5,073 MW to 5,173 MW.

•                  Net revenue was $2.85 billion, compared to $3.47 billion in 2015, and full year 2016 guidance in the range of $2.78 billion to $2.94 billion.

•                  Net revenue from the total solutions business was 6.9% of total net revenue, compared to 30.9% in 2015.

•                  Net income attributable to Canadian Solar was $65.2 million, or $1.12 per diluted share, compared to $171.9 million, or $2.93 per diluted share, in 2015.

•                  Non-GAAP adjusted net income attributable to Canadian Solar, which is adjusted to exclude the AD/CVD true-up provision of $44.1 million, net of income tax effect, was $92.7 million, or $1.60 per diluted share.

•                  Net cash used in operating activities was approximately $278.1 million, compared to net cash provided by operating activities of $413.7 million in 2015.

U.S. Anti-dumping and Countervailing Duty Provision for DOC Preliminary Rulings

•                  The Company booked a true-up provision of $44.1 million primarily associated with prior years’ module sales from China to the U.S for the Anti-Dumping Duty (AD) and Countervailing Duty (CVD) preliminary results of the third administrative review (AR3) of Solar 1 (as defined below)  by the U.S. Department of Commerce (DOC). The AR3 preliminary results were announced to the public on December 22, 2016 for AD and on January 9, 2017 for CVD. The preliminary results for the Company are hugely different from both the past rates imposed on the Company and the AR3 preliminary results on our peers. We are vigorously contesting the preliminary results and have filed Case Brief and Rebuttal Brief for AD with DOC on January 25, 2017 and February 3, 2017, respectively. DOC currently plans to issue its final results for AR3 AD on April 21, 2017 and AR3 CVD on May 9, 2017, with the discretion to extend these dates for up to 60 days. We expect to appeal any adverse DOC findings, if any, to the U.S. Court of International Trade.

•                  Canadian Solar’s imports into the U.S. are subject to DOC AD/CVD orders on solar products incorporating solar cells from China (“Solar 1”) and other solar products incorporating solar cells from Taiwan (“Solar 2”).  Our Solar 1 imports are currently subject to a cash deposit rate of 8.52% for AD and 20.94% for CVD.  In the AR3 of the Solar 1 orders, which cover the period of review from December 1, 2014 to November 30, 2015 for AD and from January 1, 2014 to December 31, 2014 for CVD, DOC calculated preliminary margins (i.e. duty rates) for Canadian Solar at 30.42% for AD and 20.98% for CVD. For the details in the preliminary results for AD published on December 22, 2016 in Federal Register, please see at  https://www.federalregister.gov/documents/2016/12/22/2016-30854/crystalline-silicon-photovoltaic-cells-whether-or-not-assembled-into-modules-from-the-peoples, and for CVD published on January 9, at https://www.federalregister.gov/documents/2017/01/09/2017-00138/crystalline-silicon-photovoltaic-cells-whether-or-not-assembled-into-modules-from-the-peoples).

•                  For Solar 2, we are still in the process of assessing the impact which could be positive or negative. For further information, for Chinese-origin products subject to the Solar 2 orders, please refer to Federal Register, for AD, at https://www.federalregister.gov/documents/2017/03/07/2017-04420/certain-crystalline-silicon-photovoltaic-products-from-the-peoples-republic-of-china-preliminary, and, for CVD, at https://www.federalregister.gov/documents/2017/03/06/2017-04267/certain-crystalline-silicon-photovoltaic-products-from-the-peoples-republic-of-china-preliminary. For Taiwan-origin products subject to the Solar 2 orders, please refer to Federal Register at https://www.federalregister.gov/documents/2017/03/07/2017-04413/certain-crystalline-silicon-photovoltaic-products-from-taiwan-preliminary-results-of-antidumping. The above public announcements are the preliminary results from the first administrative review of the Solar 2 order, in which Canadian Solar is not participating.

•                  Canadian Solar has ramped up its production facilities in South Eastern Asia in the course of 2016 and has not imported solar products from China to the U.S., or using Taiwanese solar cells in its solar products shipped into the U.S. since February of 2017.

Fourth Quarter 2016 Results

Net revenue in the fourth quarter of 2016 was $668.4 million, up 1.7% from $657.3 million in the third quarter of 2016 and down 40.3% from $1,120.3 million in the fourth quarter of 2015. Total solar module shipments in the fourth quarter of 2016 were 1,612 MW, of which 1,581 MW were recognized in revenue, compared to 1,161 MW recognized in revenue in the third quarter of 2016 and 1,398 MW recognized in revenue in the fourth quarter of 2015. Solar module shipments recognized in revenue in the fourth quarter of 2016 included 85.6 MW used in the Company’s total solutions business, compared to 16.3 MW in the third quarter of 2016 and 63.8 MW in the fourth quarter of 2015.

The following table is a summary of net revenue by geographic region based on the location of customers’ headquarters (in millions of US$, except percentages).

	Q4 2016		Q3 2016		Q4 2015
	US$M	%	US$M	%	US$M	%
The Americas	$138.1	20.7	$270.2	41.1	$581.0	51.9
Asia	419.3	62.7	280.6	42.7	460.2	41.1
Europe and Others	111.0	16.6	106.5	16.2	79.1	7.0
Total	668.4	100	657.3	100	1,120.3	100

Gross profit in the fourth quarter of 2016 was $49.0 million, compared $117.3 million in the third quarter of 2016 and $200.5 million in the fourth quarter of 2015. Gross margin in the fourth quarter of 2016 was 7.3%, compared to 17.8% in the third quarter of 2016 and 17.9% in the fourth quarter of 2015. The sequential decrease in gross margin was primarily due to the significant AD/CVD true-up provision that was estimated based on the preliminary annual review (“AR3”) ruling by the U.S. Department of Commerce, as well as lower module average selling price which was partially offset by lower module manufacturing cost. Excluding $44.1 million AD/CVD true-up provision, gross margin in the fourth quarter of 2016 would have been 13.9%. The year-over-year decrease in gross margin was primarily due to lower module average selling price, higher AD/CVD charges, and lower contribution from the Company’s higher margin total solutions business, partially offset by lower module manufacturing cost.

Total operating expenses were $60.7 million in the fourth quarter of 2016, down 32.8% from $90.3 million in the third quarter of 2016 and down 36.2% from $95.2 million in the fourth quarter of 2015.

Selling expenses were $42.7 million in the fourth quarter of 2016, up 25.9% from $34.0 million in the third quarter of 2016 and up 8.5% from $39.4 million in the fourth quarter of 2015. The sequential increase of $8.7 million was primarily due to an increase in shipping, handling and storage charges resulting from an increase in module shipment volume, as well as higher external sales commission. The year-over-year increase in selling expenses was primarily due to an increase in labor cost and higher shipping, handling and storage charges.

General and administrative expenses were $62.8 million in the fourth quarter of 2016, up 19.7% from $52.5 million in the third quarter of 2016 and up 20.1% from $52.3 million in the fourth quarter of 2015. The sequential increase in general and administrative expenses was primarily due to a $16.3 million asset impairment charge of module production lines in Canada and certain idle assets in China. The year-over-year increase in general and administrative expenses was primarily due to an increase in asset impairment charge and higher professional service fees.

Research and development expenses were $3.2 million in the fourth quarter of 2016, compared to $4.6 million in the third quarter of 2016 and $4.8 million in the fourth quarter of 2015.

Other operating income was $48.1 million in the fourth quarter of 2016, compared to $0.8 million in the third quarter of 2016 and $1.4 million in the fourth quarter of 2015. Other operating income in the fourth quarter of 2016 primarily represented a net gain from four projects the Company sold in Canada and China.

Loss from operations was $11.8 million in the fourth quarter of 2016, compared to income from operations of $27.0 million in the third quarter of 2016, and $105.3 million in the fourth quarter of 2015. Excluding the $44.1 million AD/CVD true-up provision, income from operations would have been $32.3 million. Operating margin was negative 1.8% in the fourth quarter of 2016, compared to 4.1% in the third quarter of 2016 and 9.4% in the fourth quarter of 2015. Excluding the $44.1 million AD/CVD true-up provision, operating margin would have been 4.8%.

Non-cash depreciation and amortization charges were approximately $19.3 million in the fourth quarter of 2016, compared to $25.4 million in the third quarter of 2016, and $24.7 million in the fourth quarter of 2015. Non-cash equity compensation expense was $2.2 million in the fourth quarter of 2016, compared to $1.8 million in the third quarter of 2016 and $1.4 million in the fourth quarter of 2015.

Interest expense was $22.9 million in the fourth quarter of 2016, compared to $18.8 million in the third quarter of 2016 and $17.1 million in the fourth quarter of 2015.

Interest income was $2.4 million in the fourth quarter of 2016, compared to $2.1 million in the third quarter of 2016 and $4.2 million in the fourth quarter of 2015.

The Company recorded a gain on change in fair value of derivatives of $24.2 million in the fourth quarter of 2016, compared to a gain of $2.0 million in the third quarter of 2016 and a loss of $9.4 million in the fourth quarter of 2015. Foreign exchange loss in the fourth quarter of 2016 was $12.5 million compared to a foreign exchange gain of $4.4 million in the third quarter of 2016 and a foreign exchange gain of $11.3 million in the fourth quarter of 2015.

Income tax benefit was $10.6 million in the fourth quarter of 2016, compared to an income tax expense of $16 thousand in the third quarter of 2016 and $31.0 million in the fourth quarter of 2015.

Net loss attributable to Canadian Solar was $13.3 million or $0.23 per diluted share in the fourth quarter of 2016, compared to net income of $15.6 million, or $0.27 per diluted share, in the third quarter of 2016 and net income of $62.3 million, or $1.05 per diluted share, in the fourth quarter of 2015.

Non-GAAP adjusted net income attributable to Canadian Solar, which is adjusted to exclude the impact of the AD/CVD true-up provision, net of income tax effect, was $14.2 million, or $0.24 per diluted share in the fourth quarter of 2016. For a reconciliation of measures presented in accordance with generally accepted accounting principles in the United States (“GAAP”) to the non-GAAP measures, a table is available at the end of this press release.

Financial Condition

The Company had $1.01 billion of cash, cash equivalents and restricted cash as of December 31, 2016, compared to $986.0 million as of September 30, 2016.

Accounts receivable, net of allowance for doubtful accounts, at the end of the fourth quarter of 2016 were $400.3 million, compared to $350.1 million at the end of the third quarter of 2016. Accounts receivable turnover was 65 days in the fourth quarter of 2016, compared to 68 days in the third quarter of 2016.

Inventories at the end of the fourth quarter of 2016 were $295.4 million, compared to $313.9 million at the end of the third quarter of 2016. Inventory turnover was 48 days in the fourth quarter of 2016, compared to 56 days in the third quarter of 2016.

Accounts and notes payable at the end of the fourth quarter of 2016 were $736.8 million, compared to $801.9 million at the end of the third quarter of 2016.

Excluding the borrowings included in ‘Liabilities held-for-sale’, short-term borrowings at the end of the fourth quarter of 2016 were $1.60 billion, compared to $1.51 billion at the end of the third quarter of 2016, long-term borrowings at the end of the fourth quarter of 2016 were $493.5 million, compared to $615.8 million at the end of the third quarter of 2016.

The Company had approximately $993.0 million in non-recourse bank borrowings at the end of the fourth quarter of 2016. Senior convertible notes totaled $125.6 million at the end of the fourth quarter of 2016, compared to $125.4 million at the end of the third quarter of 2016. Total borrowings directly related to utility-scale solar power projects, which includes $915.2 million of non-recourse borrowings, were $1.19 billion at the end of the fourth quarter of 2016, compared to $1.18 billion at the end of the third quarter of 2016.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Results for the fourth quarter and full year 2016 were inline with our expectations, other than the unfavorable preliminary ruling on AD/CVD rates by U.S. Department of Commerce. We achieved record high total solar module shipments in the fourth quarter and the full year 2016. Despite strong demand levels, our revenue for both the fourth quarter and full year was lower compared to the prior year’s periods due to the industry-wide declines in average selling price that have been persistent all year.  We will continue to work to offset any negative impact of future declines in average selling price with the introduction of new products and through our supply chain and manufacturing efficiency programs. Importantly, we are actively monetizing our operating solar power plant assets. This includes the recent sale of five operating solar power plants in Canada for over $310 million (two sales closed in the fourth quarter of 2016; three additional sales closed in the first quarter of 2017). In addition, we closed the sales of two operating solar power plants in China in the fourth quarter of 2016 for over $32 million. We are also well underway in the sale process of our operating solar power plants in the U.S. and are targeting closure in the coming months. We plan to continue to execute on our strategy in the downstream energy business of developing solar power projects for sale to end customers, so as to deleverage our balance sheet and redeploy our capital to support the profitable growth of our business.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “Our fourth quarter of 2016 gross margin was impacted by the significant AD/CVD true-up that was based on the preliminary Department of Commerce ruling. We plan to vigorously contest the preliminary results in the final phase of the DOC reviews. Excluding the AD/CVD adjustment, the gross margin in the fourth quarter of 2016 would have been 13.9%, which is inline with our guidance range of 11.0% to 16.0%. We continue to execute on our cost down model through diligent management of our existing manufacturing and supply chain assets, while enhancing our cost profile and competitive position with the selective expansion of our state-of-the-art manufacturing capacity. We expect to be even more vertically integrated and geographically diversified as we seek to maintain our industry leading cost position. During the quarter, we successfully restored two cell production lines, with a total capacity of 240 MW, at our Funing cell factory, which had previously been damaged by a tornado in June of 2016. We expect to restore an additional 1.2 GW by the end of the first half of 2017. The construction of our new 850 MW cell plant in Southeast Asia was completed in February 2017 and production is ramping up. All of the equipment we are installing in our new cell factories features the latest production technologies, which gives us further cost and efficiency advantages and the desired capacity customers are seeking, while allowing us to sunset less efficient, legacy capacity.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two parts: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline includes primarily projects that have energy off-take agreements and are expected to be built within the next two to four years. The Company cautions that some late-stage projects may not reach completion due to such risks as failure to secure permits and grid connection, among others.

Late-Stage Utility-Scale Solar Project Pipeline

As of February 28, 2017, the Company’s late-stage solar project pipeline, including those in construction, totaled approximately 2.1 GWp, which included 538.5 MWp in Japan, 401 MWp in the U.S., 400 MWp in China, 399 MWp in Brazil, 132 MWp in India, 118 MWp in Australia, 68 MWp in Mexico, 26 MWp in the United Kingdom and 6 MWp in Africa.

In the United States, as previously announced, four projects (Astoria, Astoria 2, Garland and Roserock) totaling 715 gross MWp commenced commercial operation in the fourth quarter of 2016. In addition, the new late-stage 92 MWp IS 42 project acquired during the quarter is in construction and expected to reach commercial operation by the end of 2017. Two other projects (Tranquillity 8 and Gaskell West 1) are currently under development and are expected to reach commercial operation before the end of December 2018.

In January 2017, the Company announced the signing of a 20-year Power Purchase Agreement (“PPA”) for 60 MWac of solar power plant Tranquillity 8 Verde with the Sacramento Municipal Utility District (“SMUD”). Construction of the project, located in Fresno County, California, is expected to begin in mid-2017 and will begin delivering power to SMUD by early 2018. Tranquillity 8 Verde is part of the 281 MWdc Tranquillity 8 Project. The remaining volume will be purchased by MCE, Pacific Gas & Electric (“PG&E”) and Southern California Edison (“SCE”) under long-term power purchase agreements.

In the fourth quarter of 2016, the Company executed a 20-year PPA for 28 MWdc of solar power plant Gaskell West 1 with SCE. Construction of the project is expected to begin in late 2017 and will begin delivering power to SCE by mid-2018. Gaskell West 1 is part of the 175 MWdc Gaskell West project located in Kern County, California.

The Company’s late-stage, utility-scale solar project pipeline in the U.S. as of February 28, 2017 is detailed in the table below.

Project	MWp	Location	Status	Expected COD
Tranquillity 8	281	Fresno county, CA	Development	2018
Gaskell West 1	28	Kern county, CA	Development	2018
IS42	92	Fayetteville, NC	Construction	2017
Total	401

In Japan, during the fourth quarter of 2016, the Company started commercial operation of three solar power plants, with a total capacity of approximately 37 MWp, bringing the total MW of solar power plants in commercial operation to 59.5 MWp. As of February 28, 2017, the Company’s pipeline of late-stage utility-scale solar power projects totaled approximately 538.5 MWp, including 211.8 MWp in construction and 14.8 MWp at the ready-to-build stage. The expected commercial operation schedule of the Company’s late stage, utility scale solar power projects in Japan as of February 28, 2017 is detailed in the table below.

Expected COD Schedule (MWp)

2017	2018	2019	2020	2021 and Thereafter	Total
105.5	118	112	126	77	538.5

As of February 28, 2017, Canadian Solar executed interconnection agreements for 375 MWp of projects that are in construction and under development. Since January 1, 2017, Canadian Solar executed interconnection agreements for 21.49 MWp of projects. The Company expects that, by April 1, 2017, it will have executed interconnection agreements for an additional 28.0 MWp of projects, thereby securing the existing feed-in-tariff contract subject to meeting the commercial operation date (COD) deadline. Projects with a total capacity of 71.4 MWp will participate in a bid for a utility upgrades and will keep their current FIT while the bid process is underway. It is expected interconnection agreements for 43.5 MWp of projects will not be signed by April 1, 2017 and those projects will lose their current FIT.

In Brazil, the Company’s late-stage, utility-scale solar project pipeline as of February 28, 2017 is detailed in the table below.

Project	MWp	Location	Status	Expected COD
Pirapora I*	192	Brazil	Construction	2017
Pirapora II	115	Brazil	Development	2018
Pirapora III (formerly Vazante)	92	Brazil	Development	2017
Total	399

* The Company completed the sale of 80% interest in Pirapora I in the fourth quarter of 2016. And Canadian Solar supplies the modules for this project.

In January 2017, the Company announced that it received $20 million in unsecured funding from the China and Portuguese-speaking Countries Cooperation and Development Fund (“CPD Fund”) to support the development of eligible projects in Brazil, including the 192 MWp Pirapora I Project in the state of Minas Gerais.

Solar Power Plants in Operation

In addition to its late stage, utility-scale solar project pipeline, the Company had a portfolio of solar power plants in operation totaling 1,195.5 MWp as of February 28, 2017. The resale value of these plants is estimated at approximately $1.6 billion. For the Company’s tax equity deal projects in the U.S., only class B share value of the projects was included in the aforementioned resale value. The Company cautions, however, that market conditions may change resulting in different sale values if and when the Company ultimately sells these plants.

The sale of projects recorded as ‘Project assets’ (build-to-sell) on the balance sheet will be recorded as revenue once revenue recognition criteria are met, and the gain from sale of projects recorded as ‘Assets held-for-sale’ and ‘Solar power systems, net’ (build-to-own) on the balance sheet will be recorded within ‘Other operating income (expenses)’ in the income statement.

The Company’s total portfolio of solar power plants in operation as of February 28, 2017 is detailed in the table below.

Plants in Operation (MWp)

U.S.	Japan	U.K.	China	Other	Total
808	59.5	125	198	5	1,195.5

Manufacturing Capacity

The Company plans to expand its ingot, wafer, cell and module capacities by December 31, 2017 to 1.7 GW, 4.0 GW, 4.49 GW and 6.97 GW, respectively.

Manufacturing Capacity Roadmap (MW)

	31-Dec-16	30-Jun-17	31-Dec-17
Ingot	400	1,200	1,700
Wafer	1,000	2,000	4,000
Cell	2,440	4,490	4,490
Module	6,170	6,970	6,970

The Company plans to increase its ingot manufacturing capacity to 1.7 GW by December 31, 2017 in order to reduce the purchase cost of ingots and thus reduce its all-in module manufacturing costs.

The Company’s wafer manufacturing capacity is expected to reach 2.0 GW by June 30, 2017 and 4.0 GW by December 31, 2017, all of which will use diamond wire-saw technology. Diamond wire-saw technology works compatibly with the Company’s proprietary and highly efficient Onyx black silicon multi-crystalline solar cell technology, reducing silicon usage and therefore manufacturing cost.

The Company’s solar cell manufacturing capacity as of December 31, 2016 was 2.44 GW. The Company restored two cell production lines, with a total capacity of 240 MW, at its Funing cell factory in December 2016. The Company expects to restore an additional 480 MW and 720 MW cell capacity at its Funing cell factory in March and June 2017, respectively. Construction of the Company’s new 850 MW cell plant in Southeast Asia was completed in February of 2017 and production started to ramp up in March of 2017. The Company’s cell manufacturing capacity is expected to reach 4.49 GW by June 30, 2017.

The Company expects that its total worldwide internal module capacity will reach approximately 7.0 GW by June 30, 2017.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainty relating to customer final demand and solar project construction schedule. Management’s views and estimates are subject to change without notice.

For the first quarter of 2017, the Company expects total solar module shipments to be in the range of approximately 1.15 GW to 1.2 GW, including approximately 120 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in first quarter 2017. Total revenue for the first quarter of 2017 is expected to be in the range of $570 million to $590 million. Gross margin for the first quarter is expected to be between 13% and 15%.

For the full year 2017, the Company expects total module shipments to be in the range of approximately 6.5 GW to 7.0 GW, with approximately 6.17 GW recognized in revenue. The Company expects to connect (COD) approximately 1 GW to 1.2GW of new solar projects globally in 2017. These projects are located in the U.S., Japan, China, UK, India, Brazil and Africa. Total revenue for the full year 2017 is expected to be in the range of $4.0 billion to $4.2 billion. We expect 50% to 60% of the total full year 2017 revenue to come from our Solar Module and Components Business, while the balance will come from our Energy Business. The Energy Business revenue will mainly come from monetization of the Company’s high quality solar power plant assets in the U.S., Japan, China, UK and Brazil. The Company expects its cost of production will decrease throughout the year as new internal wafer, cell and module capacity comes online, both inside and outside China, and the percentage of external purchases and OEM is reduced. Management expects that the increase in vertical integration along the manufacturing steps will help the Company maintain or improve its gross margin.

Recent Developments

On February 6, 2017, Canadian Solar announced that it completed the sale of three utility-scale solar farms, SSM 1 Solar ULC, SSM 2 Solar ULC, and SSM 3 Solar ULC, totaling 59.8 MW AC (“SSM Portfolio”) to Fengate SSM Holdco LP, an affiliate of Fengate Real Asset Investments, for over C$257 million ($195.32 million). The transaction was closed on February 1, 2017 and the Company expects to recognize the difference between the sale proceeds and the book value of the projects under ‘Other income (expenses)’ in the income statement for the first quarter of 2017.

On January 26, 2017, Canadian Solar announced the sale of 30 MWp of solar modules to Wirsol’s 30 MWp solar photovoltaic (PV) power plant in Delfzijl, Netherlands.

On January 24, 2017, Canadian Solar announced that Recurrent Energy, a wholly owned subsidiary and leading solar project developer in the U.S., signed a 20-year PPA for 60 MWac of solar power plant with the Sacramento Municipal Utility District (SMUD).

On January 18, 2017, Canadian Solar announced that it started commercial operation of two solar PV power plants, totaling 12.7 MWp in Japan (the 10.2 MWp Aomori Solar Power Plant in Rokunohe Town, Aomori Prefecture and the 2.5 MWp Saitama Minano Power Plant in Minano Town, Saitama Prefecture).

On January 17, 2017, Canadian Solar announced that Recurrent Energy, a wholly owned subsidiary, energized commercial operation of the adjacent 100 MWac/131 MWp Astoria and 75 MWac/100 MWp Astoria 2 solar projects located in Kern County, California.

On January 5, 2017, Canadian Solar announced that Canadian Solar Solutions Inc., a wholly owned subsidiary, completed the sale of its 10 MW AC BeamLight LP (“BeamLight”) and its 10 MW AC Alfred solar power plants to 9285806 Canada Inc. and Concord BeamLight GP2 Ltd., affiliates of Concord Green Energy Inc. for over C$152.5 million ($115 million).  The transaction closed on December 29, 2016 and the Company recognized the difference between the sales proceeds and the book value of the projects under ‘Other income (expenses)’ in the income statement for the fourth quarter of 2016.

On January 3, 2017, Canadian Solar announced that CSI New Energy Holding Co., Ltd., a wholly owned subsidiary, completed the sale of two solar power plants in Jiangsu Province, China to Shenzhen Energy Nanjing Holding Co., Ltd., a member of Shenzhen Energy Group Co., Ltd., for approximately RMB223.48 million ($32.2 million). The transactions closed on December 30, 2016 and the Company recognized the difference between the sales proceeds and the book value of the projects under ‘Other income (expenses)’ in the income statement for the fourth quarter of 2016.

On December 19, 2016, Canadian Solar announced that it secured GBP49.3 million ($62.8 million) in non-recourse term loan facilities to refinance a portfolio of ten solar power plants, with total capacity of 50 MW, in the United Kingdom. National Westminster Bank, a subsidiary of RBS Group, provided the 18.7 year term facility. Part of the proceeds will be used to repay a construction loan of GBP 28.1 million ($35.8 million).

On December 14, 2016, Canadian Solar announced the commercial operation of the 200 MWac/272 MWp Garland Solar Facility in California. The Garland Solar Facility was developed by Recurrent Energy and its majority interests are owned by Southern Company subsidiary Southern Power.

On December 12, 2016, Canadian Solar announced the commencement of solar module manufacturing in Sorocaba, Brazil.  The new state-of-the-art manufacturing facility will be Brazil’s largest, with 380 MW annual capacity of made-in-Brazil solar modules.

On December 5, 2016, Canadian Solar announced that it closed JPY14.9 billion ($141.5 million) senior and subordinate non-recourse term loan facilities to finance the construction and operation of a 55 MWp solar power plant in the Yamaguchi prefecture, Japan. The facilities were arranged by Hanwha Asset Management and have a maturity of 17 years.

Conference Call Information

The Company will hold a conference call on Tuesday, March 21, 2017 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., March 21, 2017 in Hong Kong) to discuss the Company’s fourth quarter and full year 2016 results and business outlook. The dial-in phone number for the live audio call is +1 866 519 4004 (toll-free from the U.S.), +852 3018 6771 (local dial-in from HK) or +1 845 675 0437 from international locations. The passcode for the call is 78404635.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the call until 9:00 a.m. on Wednesday, March 29, 2017, U.S. Eastern Daylight Time (9:00 p.m., March 29, 2017 in Hong Kong) and can be accessed by dialing +1 855 452 5696 (toll-free from the U.S.), +852 3051 2780 (local dial-in from HK) or +1 646 254 3697 from international locations, with passcode 78404635.  A webcast replay will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16years, Canadian Solar has successfully delivered over 18 GW of premium quality modules to over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31	September 30	December 31	December 31	December 31
	2016	2016	2015	2016	2015
Net revenues	$668,428	$657,323	$1,120,278	$2,853,078	$3,467,626
Cost of revenues	619,472	540,030	919,826	2,435,890	2,890,856

Gross profit	48,956	117,293	200,452	417,188	576,770
Operating expenses:
Selling expenses	42,749	33,965	39,384	145,367	149,710
General and administrative expenses	62,838	52,510	52,323	203,789	168,025
Research and development expenses	3,204	4,646	4,818	17,407	17,056
Other operating income, net	(48,074)	(797)	(1,357)	(42,539)	(5,392)
Total operating expenses, net	60,717	90,324	95,168	324,024	329,399

Income (loss) from operations	(11,761)	26,969	105,284	93,164	247,371
Other income (expenses):
Interest expense	(22,897)	(18,807)	(17,065)	(69,723)	(54,148)
Interest income	2,381	2,077	4,209	10,236	16,831
Gain (loss) on change in fair value of derivatives	24,246	2,044	(9,391)	27,322	(12,196)
Foreign exchange gain (loss)	(12,487)	4,446	11,289	25,406	22,882
Investment income (loss)	(971)	(1,719)	—	(1,532)	2,342
Gain on repurchase of convertible notes	—	322	—	2,782	—
Others	—	—	—	—	389
Other expenses, net	(9,728)	(11,637)	(10,958)	(5,509)	(23,900)

Income (loss) before income taxes and equity in loss of unconsolidated investees	(21,489)	15,332	94,326	87,655	223,471
Income tax benefit (expense)	10,598	(16)	(30,985)	(17,976)	(49,512)
Equity in loss of unconsolidated investees	(2,885)	(131)	(1,012)	(4,404)	(643)
Net income (loss)	(13,776)	15,185	62,329	65,275	173,316

Less: Net income (loss) attributable to non-controlling interests	(448)	(429)	31	26	1,455

Net income (loss) attributable to Canadian Solar Inc.	$(13,328)	$15,614	$62,298	$65,249	$171,861

Earnings (loss) per share - basic	(0.23)	$0.27	$1.11	$1.13	$3.08
Shares used in computation - basic	57,806,597	57,778,388	55,942,143	57,524,349	55,728,903
Earnings (loss) per share - diluted	(0.23)	$0.27	$1.05	$1.12	$2.93
Shares used in computation - diluted	57,806,597	58,276,183	60,339,702	58,059,063	60,426,056

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Twelve Months Ended
	December 31	September 30	December 31	December 31	December 31
	2016	2016	2015	2016	2015
Net Income (loss)	(13,776)	15,185	62,329	65,275	173,316
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(42,554)	(11,227)	(6,739)	(41,786)	(75,687)
Gain (loss) on commodity hedge	13,314	1,174	(13)	12,622	2,078
Gain (loss) on interest rate swap	1,206	589	—	(164)	—
Comprehensive income (loss)	(41,810)	5,721	55,577	35,947	99,707
Less: comprehensive income (loss) attributable to non-controlling interests	1,088	(581)	4,294	2,656	7,759
Comprehensive income (loss) attributable to Canadian Solar Inc.	(42,898)	6,302	51,283	33,291	91,948

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	December 31,	September 30,	December 31,
	2016	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$511,039	$480,868	$553,079
Restricted cash - current	487,516	502,223	534,707
Accounts receivable trade, net	400,251	350,058	426,803
Accounts receivable, unbilled	3,425	4,425	8,206
Amounts due from related parties	19,082	103,272	104,579
Inventories	295,371	313,869	334,489
Value added tax recoverable	55,680	41,490	44,615
Advances to suppliers - current	29,312	31,395	31,886
Derivative assets - current	12,270	3,785	6,259
Project assets - current	1,317,902	1,181,997	111,317
Assets held-for-sale	392,089	529,210	—
Prepaid expenses and other current assets	266,826	226,344	108,153
Total current assets	3,790,763	3,768,936	2,264,093
Restricted cash - non-current	9,145	2,883	46,897
Property, plant and equipment, net	462,345	431,716	331,052
Solar power systems, net	112,062	436,043	1,200,441
Deferred tax assets, net	229,980	118,270	97,134
Advances to suppliers —non-current	54,080	99,618	27,745
Prepaid land use right	48,651	29,061	29,092
Investments in affiliates	368,459	141,841	187,131
Intangible assets, net	8,422	9,115	78,938
Goodwill	7,617	7,617	7,609
Derivatives assets - non-current	15,446	1,927	2,072
Project assets - non-current	182,391	48,817	2,814
Other non-current assets	117,245	129,870	142,236
TOTAL ASSETS	$5,406,606	$5,225,714	$4,417,254
Current liabilities:
Short-term borrowings	$1,600,033	$1,510,087	$1,156,576
Accounts and notes payable	736,779	801,882	985,757
Amounts due to related parties	19,912	12,057	90,002
Other payables	223,584	224,726	151,174
Short-term commercial paper	131,432	134,602	—
Advances from customers	90,101	53,232	76,207
Derivative liabilities - current	9,625	7,764	35,228
Current maturities of capital lease obligation	58,947	58,896	8,712
Liabilities held-for-sale	279,272	356,294	—
Other current liabilities	571,381	233,062	152,668
Total current liabilities	3,721,066	3,392,602	2,656,324
Accrued warranty costs	61,139	66,377	65,193
Convertible notes	125,569	125,352	150,000
Long-term borrowings	493,455	615,830	606,577
Derivatives liabilities - non-current	—	2,163	17,358
Liability for uncertain tax positions	8,431	6,713	14,468
Deferred tax liabilities - non-current	23,348	8,238	19,030
Loss contingency accruals	22,654	24,117	23,500
Long-term capital lease obligation	24,720	33,993	17,728
Other non-current liabilities	26,834	12,223	14,566
Total LIABILITIES	4,507,216	4,287,608	3,584,744
Equity:
Common shares	701,283	700,959	677,103
Additional paid-in capital	(8,897)	(11,481)	(17,139)
Retained earnings	284,109	297,437	218,860
Accumulated other comprehensive loss	(91,814)	(62,244)	(59,856)
Total Canadian Solar Inc. shareholders’ equity	884,681	924,671	818,968
Non-controlling interests in subsidiaries	14,709	13,435	13,542
TOTAL EQUITY	899,390	938,106	832,510
TOTAL LIABILITIES AND EQUITY	$5,406,606	$5,225,714	$4,417,254

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers of the press release can better understand the underlying operating performance of the business before the impact of the AD/CVD true-up provision in the fourth quarter of 2016. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Reconciliation of U.S. GAAP to Non-GAAP Financial Measures

Statement of Operations Data:

(In Thousands, except per share amounts)

	Three Months Ended	Twelve Months Ended
	December 31, 2016	December 31, 2016

Net income (loss) attributable to Canadian Solar Inc.	$(13,328)	$65,249
AD/CVD true-up provision	44,126	44,126
Income tax effect	(16,631)	(16,631)
Non-GAAP net income attributable to Canadian Solar Inc.	$14,167	$92,744
Shares used in computation — diluted	58,092,689	58,059,063
GAAP earnings (loss) per share-diluted	$(0.23)	$1.12
Non-GAAP earnings per share-diluted	$0.24	$1.60